November 30, 2007

VIA U.S. MAIL AND FACSIMILE

Max Berueffy, Esquire
Senior Associate Counsel
Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202

> Re: Protective Life Annuity and Insurance Company
> Variable Annuity Account A of Protective Life, No. 811-8537
> ProtectiveRewards NY Variable Annuity, No. 333-146508
> Initial Registration Statements on Form N-4

Dear Mr. Berueffy:

The staff has reviewed the above-referenced registration statement, which the Commission received on October 4, 2007. Based on your request in the cover letter dated August 31, 2007, we provided the registration statement a selective review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

2. Fees and Expenses Table (pp. 5-7)

a. In footnote (1) of the "Owner Transaction Expense" table, please clarify that 7% refers to fees charged for stand-alone surrenders and 9% refers to the total of all surrenders made.

b. Please confirm supplementally that the Maximum Anniversary Value Death Benefit version of the CoverPay fee is the most expensive death benefit option for all contractholders investing $10,000 in a contract for the periods described in the Expense Example section of Item 3(a) of Form N-4. If there are contract holders for whom the ValuePay fee will be more expensive, please revise the expense example section to provide tables that shows maximum fees for all relevant classes of contract holders.

    c.   It is unclear from the description of the ValuePay Fee as to whether the cost for the Return of Purchase Payment Death Benefit and Maximum Anniversary Value Death Benefit are the same. If they are, please note this in a footnote and, if they are not, please revise the prospectus to show the different charges.

    d.   All periodic charges appear to be stated on an annualized basis, except for the ValuePay fee which appears to be stated on a monthly basis. For clarity, please revise the ValuePay fee entry to state the charge on an annual basis.

    e.   Please provide a general description of "death benefit values", "net amount at risk" and "Benefit Base" in the footnotes to the "Periodic Charges" table.

    f.   For the ValuePay Fee shown in the "Periodic Charges" table, please show only the fee in the right hand column. The words describing how the fee is calculated should be deleted. The basis on which the fee is calculated is already shown in parentheses following the name of the fee. Please also show the maximum charge first.

    g.   Please insert a footnote that discloses that the "ValuePay Fee" increases as the annuitant ages, as disclosed in the prospectus on page 58.

    h.   Please insert a footnote disclosing that the "CoverPay Fee" does not vary with the contractowner/annuitant's age, as disclosed in the prospectus on page 58.

    i.   Please insert a footnote corresponding to both the "CoverPay Fee" and the "ValuePay Fee" stating that the fees are deducted from the current contract value, but do not diminish the value of the death benefit, as disclosed in the prospectus on page 48. In addition, please include a footnote stating that the death benefit fee is not assessed after the Annuity Commencement Date, also disclosed on page 55.

    j.   Please consider reformatting the "Periodic Charges" table to display all of the periodic charges and any associated footnotes on a single page.

    k.   In the "Example of Charges" section, please show the example with the highest charges first.

3. Summary (pp. 8-11)

    a.   In the last sentence of the "Can I cancel the Contract?" paragraph, please revise the language so that in states which require the return of Purchase Payments, the Registrant will return the greater of Contract Value or Purchase Payments. Please also make this change in the first paragraph of the "Right to Cancel" section (p. 24).

    b.   Please disclose in the "Can I transfer amounts in the Contract?" paragraph that purchasing the SecurePay Benefit Rider may limit the contractowner's ability to make transfers, as disclosed in the prospectus on page 27.

    c.   When discussing the "Persistency Reward" on page 9, please disclose that addition of the persistency award to the contractowner's contract value will increase the fees payable to the registrant. Also disclose that the registrant expects to earn a profit from fees charged on the persistency reward. Please make the appropriate disclosures on page 26 as well.

    d.   Please note in the "SecurePay Benefit" paragraph that aggregate annual withdrawals in excess of the prescribed limits will adversely affect future withdrawals, as disclosed in the prospectus on page 43. Also, please disclose that withdrawals under the rider are not available until the annuitant reaches the age of 59 ½, as disclosed in the prospectus on page 43.

4. Condensed Financial Information

Immediately following the "Summary," please provide a cross-reference to Appendix D and indicate where the required financial statements may be found per Item 4(b).

5. High Income Fund/VA, Service Shares (p. 17)

Please indicate that these securities are commonly known as junk bonds.

6. 12b-1 Fees (p. 19)

Please clarify whether Protective receives any 12b-1 fees from any funds underlying a fund of funds.

7. The DCA Fixed Account(s) (pp. 34-35)

a. In the first paragraph of this section, please revise the last sentence to read that disclosures about the fixed account "are" rather than "may be" subject to certain generally applicable provisions of the federal securities law.

b. In the third paragraph, please add a sentence that the assets in the DCA Fixed Accounts are subject to claims by creditors of Protective Life.

8. Guaranteed Minimum Withdrawal Benefit With RightTime Option (p. 38)

The prospectus defines "SecurePay Withdrawals" simply as those based upon the value of the "Benefit Base". For clarity, revise the prospectus to note that SecurePay withdrawals are those withdrawals which comply with the restrictions imposed by the rider.

9. Allocation Guidelines and Restrictions (pp. 41-42)

a. The prospectus states on page 41 that "[f]our of the five model portfolios available to … [the contract owner] are eligible Benefit Allocation Model Portfolios." Please clarify supplementally whether in fact any of the allocation models are available as a fund of funds to contractowners who have not elected the Secure Pay Benefit rider. If they are only available in connection with the election of the Secure Pay Benefit rider, please clarify supplementally the purpose of offering the model that is not a Benefit Allocation Model Portfolio.

b. The prospectus states on page 41 that "the composition of the specific asset allocation model you select may change from time to time." Please disclose who is responsible for selecting the composition of the various allocation models. In addition, please disclose whether there is an advisory relationship between the contractowner and whoever is responsible for developing and updating the asset allocation models. If there is an advisory relationship, please provide the name of the investment adviser. If not, then provide the staff with an explanation for concluding that none is required.

c. Please provide some description of the differences in the strategies among each allocation model.

d. Please state whether notice of allocation model changes is distributed to contractowners and any required responses for which contractowners are responsible.

e. The prospectus states that the Secure Pay benefit rider cannot be terminated for ten years following election. Please clarify whether an investor may specify an Annuity Commencement Date that falls during this period. If not, please note this in the Summary on page 10. In addition, please discuss the effect on funds in an asset allocation model once annuity payments begin.

10. Determining the Amount of Your SecurePay Withdrawals (p. 43)

When discussing the Maximum Withdrawal Percentage, please note that the Maximum Withdrawal Percentage does not increase as the annuitant ages once the applicable percentage has been determined on the Benefit Election Date.

11. SecurePay ME (pp. 44-45)

In the last paragraph on page 44, please clarify the discussion of the available increased amounts. Specifically, please include a more detailed discussion as to whether the Registrant's policy of an increased AWA between 0.2%-2.0% may change from time-to-time or whether the contractowner's increased payments themselves may change from time-to-time. In addition, please clarify whether the percent changes cited are increases in the amount received or changes to the rate of the AWA. Further, please clarify whether an individual may request a change in the table rating assigned for an increased AWA.

12. Calculating the Benefit Base Before the Benefit Election Date (p. 47)

In the last paragraph of this section, the prospectus introduces a new definition called "SecurePay Anniversary Value" and indicates that this value may be used to increase the Benefit Base. Please revise the section in plain English to clearly state the effect the SecurePay Anniversary Value may have at the beginning of the section.

13. Calculating the Benefit Base On or After the Benefit Election Date (pp. 47-49)

    a. Please clarify the treatment of Purchase Payments on or after the Benefit Election Date. On page 47, the prospectus states that the insurer will continue to "calculat[e] the Benefit Base after the Benefit Election Date in the same manner as [the insurer] did prior to the Benefit Election Date." This discussion seems to suggest that contractowners may make Purchase Payments on or after the Benefit Election Date, except that those Purchase Payments will not be included in the SecurePay Benefit Base, just as they can before the Benefit Election Date as disclosed in the fifth full paragraph of page 47 (stating that the Benefit Base is increased "dollar-for-dollar for each purchase payment made within 2 years of the Rider Effective Date"). However, on pages 8, 23, 39 and 42, the prospectus states that contractowners may not make any Purchase Payments on or after the Benefit Election Date. If Purchase Payments are accepted on or after the Benefit Election Date, please revise the disclosure on pages 8, 23, 39 and 42. If, on the other hand, Purchase Payments will not be accepted on or after the Benefit Election Date, then please revise the discussion on page 42 regarding calculating the SecurePay Benefit Base. Additionally, in the event that Purchase Payments are not accepted on or after the Benefit Election Date please disclose the result should a contractowner submit a Purchase Payment on or after the Benefit Election Date.

    b. In the discussion of SecurePay Withdrawals, please note that the Covered Person may make withdrawals until termination of the rider which occurs upon annuitization and that there is a maximum annuitization age. Also please include a cross-reference to "Benefit Available on Maximum Annuity Commencement Date" on page 50.

    c. Please delete of the fourth full paragraph on page 48 as redundant.

14. Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider (pp. 51-52)

In the discussion of the SecurePay Rider, please make a clear distinction between the five-year waiting period defined in this section and the two-year waiting period defined in the

SecurePay ME discussion. Please consider the use of defined terms to distinguish the two in the description of the terms of the SecurePay Rider.

15. Annuity Commencement Date (p. 61)

Please specify the earliest date for the commencement of the annuity.

16. Changing the Annuity Commencement Date (p. 61)

Please indicate whether a variable payment option may be elected if a new Annuity Commencement that is less than 3 years after the most recent Purchase Payment is selected.

17. Annuity Options (pp. 63-64)

Please provide that the Registrant will give notice before annuitizing under the default option.

18. General Matters (pp. 76-78)

Please provide your basis for inclusion, or delete this section, as it creates a potential conflict between the terms of the prospectus and the contract (and related documents). Under the securities law, the prospectus, rather than the contract, controls.

19. Appendix E

Please correct the typographical error in footnote N on page E-2.

20. Part C

Please attach a Power of Attorney that specifically relates to this registration statement. A Power of Attorney filed in another registration statement cannot be used in this registration statement and incorporated by reference. See Rule 483(b) of the 1933 Act.

21. Exhibits

Please include the exhibit number in the original filing for all documents incorporated by reference.

22. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

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23. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Law Clerk
Office of Insurance Products